SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)

                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces Second Quarter 2006 Results dated July 31, 2006.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Ltd. Announces Second Quarter 2006 Results

Monday July 31, 6:59 am ET

Revenues for the Second Quarter Increased 12.4% YOY

YAHUD, Israel, July 31 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NasdaqGM:MAGS ; TASE:MAGS) today announced its consolidated financial results for the second quarter and six-month period ended June 30, 2006.

Revenues for the second quarter of 2006 reached US$14.9 million, an increase of
12.4 percent compared with the second quarter of 2005 and an increase of 10.4 percent over the first quarter of 2006.

Gross profit for the second quarter of 2006 reached US$6.2 million (41.8 percent of revenues), an increase of 42.1 percent over the second quarter of 2005 and an increase of 8.8 percent compared with first quarter of 2006.

Operating and net income in the second quarter of 2006, reached US$645,000 and US$269,000, respectively, compared with an operating and net loss of US$1.7 million and US$1.6 million, respectively, for the second quarter of 2005.

Diluted earnings per share for the second quarter were US$0.03, compared with diluted loss per share of US$0.15 in the same period last year.

Revenues for the first six months of 2006 reached US$28.3 million, an increase of 5.1 percent compared with the same period in 2005. Operating and net income for the six-month period, reached US$1.1 million and US$418,000, respectively, compared with an operating and net loss of US$709,000 and US$1.3 million, respectively, for the first six months of 2005.

Diluted earnings per share for the six-month period were US$0.04, compared with a diluted loss per share of US$0.13 in the same period of last year.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal and CEO, said:
" Our 2005 quarterly financial information includes the reversal of revenues and a corresponding increase in expenses as a result of a subsequent to 2005 year end cancellation of a turnkey project by a customer in Eastern Europe. We decided to reconsider the revenue recognition of this project in our financial results for 2005 and believe that it is appropriate not to record the revenues from this project in 2005 and to reduce income accordingly."

Mr. Even-Ezra concluded:" Management believes that the second half of the year will be better than the first half, both in revenues, as well as in operating and net income."

The Company will be hosting its quarterly conference call at 10:00am EST today. On the call, Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the second quarter 2006 results. They will then be available to answer questions.

To participate, you may listen to the webcast by accessing the link from Magal's web-site at: www.magal-ssl.com. Alternatively, you may call one of the teleconferencing numbers that follows.

Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number or the webcast.

    US Dial-in Number: 1-866-860-9642
    Canada Dial-in Number: 1-866-485-2399
    ISRAEL Dial-in Number: 03-918-0610
    INTERNATIONAL Dial-in Number: +972-3-918-0610

    At:
    10:00am Eastern Time
    7:00am Pacific Time
    5:00pm Israel Time

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Company                           Investor Relations
    Magal Security Systems, Ltd       Gelbart Kahana Investor Relations
    Raya Asher, CFO                   Ehud Helft/Kenny Green
    Tel: +972-3-5391444               Tel: +1-866-704-6710
    Fax: +972-3-5366245               E-mail: Ehud@gk-biz.com
    E-mail: magalssl@trendline.co.il  Kenny@gk-biz.com

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                      (All numbers except EPS expressed in
                              thousands of US$)

                   Six Months Ended June 30, Quarter Ended June 30,
                                           %                         %
                      2006     2005   change    2006     2005   change
    Revenues        28,346   26,964      5.1  14,874   13,238     12.4

    Cost of         16,424   16,324      0.6   8,661    8,865    (2.3)
    revenues

    Gross profit    11,922   10,640     12.0   6,213    4,373     42.1

    Operating expenses:
    Research and     2,650    2,432      9.0   1,450    1,276     13.6
    development,
    net
    Selling and      5,285    6,066   (12.9)   2,702    3,340   (19.1)
    marketing
    General and      2,863    2,851      0.4   1,416    1,438    (1.5)
    administrative
    Total           10,798   11,349    (4.9)   5,568    6,054    (8.0)
    operating
    expenses

    Operating        1,124    (709)              645  (1,681)
    income (loss)
    Financial          380      366      3.8     226       37    510.8
    expense, net

    Income (loss)      744  (1,075)              419  (1,718)
    from
    continuing
    operations
    before income
    taxes
    Income tax         271      148     83.1     118    (170)
    (tax benefit)

    Net Income         473  (1,223)              301  (1,548)
    (loss) from
    continuing
    operations
    Loss on             55       55        -      32       24     33.3
    discontinued
    operations,
    net
    Net income         418  (1,278)              269  (1,572)
    (loss)

    Basic net         0.04   (0.14)             0.03   (0.16)
    earnings
    (losses) per share

    Weighted average number of shares
    outstanding used in
    computing
    basic net       10,377    9,382           10,379   10,092
    earnings per share

    Diluted net       0.04   (0.13)             0.03   (0.15)
    earnings
    (losses) per share

    Weighted average number of shares
    outstanding used in
    computing
    diluted net     10,453    9,525           10,443   10,374
    earnings per share

    FINANCIAL RATIOS

                   Six Months Ended June 30,  Quarter Ended June 30,
                       2006   2005                2006   2005

    Gross margin       42.1   39.5                41.8   33.0
    Research and        9.3    9.0                 9.7    9.6
    development, net
    as a % of
    revenues
    Selling and        18.6   22.5                18.2   25.2
    Marketing as a %
    of revenues
    General and        10.1   10.6                 9.5   10.9
    administrative
    as a % of
    revenues
    Operating margin    4.0  (2.6)                 4.3 (12.7)
    Net income          1.5  (4.7)                 1.8 (11.9)
    margin (after
    discontinued
    operation)
    Total bank debt   *0.46 **0.41               *0.46 **0.41
    to total
    capitalization
    Current ratio     *1.96 **1.86               *1.96 **1.86

    * As of June 30, 2006
    ** As of December 31, 2005

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                      (All numbers except EPS expressed in
                              thousands of US$)

                                  Three months ended
                                    Jun. 30, 2005
                                 As          As
                                 previously  adjusted
                                 reported
    Consolidated Statement of
    Income Data:
    Revenues                        $17,138   $13,238
    Cost of revenues                  9,705     8,865
    Gross profit                      7,433     4,373
    Operating expenses:
    Research and development,
    net                               1,276     1,276
    Selling and marketing, net        3,882     3,340
    General and administrative        1,438     1,438
    Total operating expenses          6,596     6,054
    Operating income (loss)             837   (1,681)
    Financial expenses, net              37        37
    Income (loss) before income
    taxes                               800   (1,718)
    Income taxes (tax benefit)          294     (170)
    Income (loss) from
    continuing operations               506   (1,548)
    Loss from discontinued
    operations, net                      24        24
    Net income (loss)                   482   (1,572)

                           MAGAL SECURITY SYSTEMS LTD.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All numbers expressed in thousands of US$)

                                                     June 30,   December 31,
                                                       2006         2005
    CURRENT ASSETS:
    Cash and cash equivalents                           5,390         10,099
    Short term bank deposits                           19,808         17,053
    Trade receivables                                  13,511         24,012
    Unbilled accounts receivable                       15,446          8,596
    Other accounts receivable                           4,799          4,455
    Deferred income taxes                               1,300          1,187
    Inventories                                        13,326         11,110
    Total current assets                               73,580         76,512

    Long term investments and trade receivables:
    Long-term trade receivables                           290            290
    Long-term bank deposits and structure notes         1,800          1,800
    Severance pay fund                                  2,200          2,070
    Total long term investments and trade               4,290          4,160
    receivables

    PROPERTY AND EQUIPMENT, NET                        15,931         15,587

    OTHER ASSETS, NET                                   5,850          5,583

    Total assets                                       99,651        101,842

    CURRENT LIABILITIES:
    Short-term bank credit                             21,413         18,068
    Current maturities of long-term bank loans          3,647          3,647
    Trade payables                                      3,728          6,360
    Other accounts payable and accrued expenses         8,840         12,983
    Total current liabilities                          37,628         41,058

    LONG-TERM LIABILITIES:
    Long-term bank loans                                1,581          1,653
    Accrued severance pay                               2,318          2,131
    Long-term liability in respect of forward               -             50
    contracts
    Total long terms liabilities                        3,899          3,834

    SHAREHOLDERS' EQUITY                               58,124         56,950

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         99,651        101,842

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             MAGAL SECURITY SYSTEMS LTD.
                                                    (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 31, 2006